June 16, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, D.C. 20549

Attn:	Joseph Kempf

Robert Littlepage

Alexandra Barone

Larry Spirgel

Re:	Ascendant Digital Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 28, 2021

File No. 333-254720

Ladies and Gentlemen:

On behalf of our client, Ascendant Digital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced second amended registration statement on Form S-4 filed on May 28, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 14, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its third amended Registration Statement on Form S-4 (the “Third Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

Form S-4/A filed May 28, 2021

U.S. Federal Income Tax Considerations, page 157

1.

We note your response to prior comment no. 1; however neither your added disclosure nor tax opinion makes clear that tax counsel is opining on the consequences to U.S. holders of the Domestication qualifying as a reorganization. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 158-159 of the Third Amended Registration Statement accordingly.

United States Securities and Exchange Commission

June 16, 2021

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 178

2.

We note in your response to comment 3 that the determination of whether MarketWise PubCo will redeem Common Units and shares of Class B common stock by issuing shares of Class A common stock or by paying cash (an “Election Decision”) will be made by the “Disinterested Majority” of the board of directors. The Disinterested Majority of the board of directors will exclude any directors who directly or indirectly have a material interest (including an economic interest) in such Election Decision. Note that a board member, while considered independent for regulatory compliance purposes, may not be considered independent for accounting purposes if that member was appointed to the board by individuals who currently hold Class B common stock and Common Units. Therefore, if a majority of the Disinterested Majority is comprised of board members nominated by holders of the Common Units and shares of Class B common stock, the cash redemption feature may be outside of the Company’s control. Please advise us or revise your pro forma balance sheet presentation and the applicable related disclosures.

Response: The Company acknowledges the Staff’s comment and has revised page 108 of the Third Amended Registration Statement and the form of MarketWise Third A&R Operating Agreement, attached as Annex K to the Third Amended Registration Statement, to provide that a cash redemption of Common Units will be limited to the cash proceeds received by MarketWise PubCo from an equity offering. The Company believes that limiting the cash redemption feature in this way should provide for permanent equity treatment for the Common Units in line with SEC commentary in “SEC Staff Interpretations in Registrant Matters Involving Accounting and Auditing Issues” presented at the 1992 AICPA National Conference on Current SEC Developments.

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Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

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